545 E. John Carpenter Freeway, Suite 1300 Irving, TX 75062 ph: 972-444-4900 f: 972-444-4949 www.felcor.com nyse: fch

Lester C. Johnson
Senior Vice President
Chief Accounting Officer

January 6, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC  20549

Re:           FelCor Lodging Trust Incorporated
Form 10-K for the year ended December 31, 2008
File No. 1-14236

Ladies and Gentlemen:

On behalf of FelCor Lodging Trust Incorporated (“FelCor”), we hereby file FelCor’s response to comments contained in the letter from the U.S. Securities and Exchange Commission, Division of Corporation Finance; (the “Commission”) dated December 22, 2009.  For your convenience, we have repeated each comment prior to the response.

Form 10-K for the year ended December 31, 2008

Item 1A.  Risk Factors, page 8

1.	Please provide us with a more detailed discussion of the following risks, and confirm that you will provide similar disclosure in your future filings:

•
Recent disruptions in the financial markets may affect our ability to obtain financing…, page 8 – Please identify the specific adverse effects, if any, that you have experienced as a result of the current disruptions.

The financial markets, and specifically the credit markets, have experienced significant contraction and dysfunction in the face of the continuing economic recession.  When the financial markets are constrained – in particular, when the availability of credit is severely diminished – our ability to obtain financing on satisfactory terms has been substantially limited.  Under such conditions, when financing is available, it has been more expensive and likely includes other terms, such as loan-to-value ratios, minimum debt service coverage, etc., that are more restrictive.  In addition, as loan default rates increase (as they have recently), lenders have imposed more restrictive underwriting criteria and tightened appraisal standards, further limiting credit availability.  Although we have successfully refinanced some of our maturing loans under these more expensive and more restrictive terms, we have various other loans that matured in 2009 and will mature in 2010, and in order to refinance those loans, adequate credit on reasonable terms must be available or lenders must be willing to extend the existing loans.  With regard to refinancing our maturing debt, our alternatives are severely limited compared to refinancing in prior years and new CMBS financing is generally unavailable.  If credit is only available at unacceptable cost or otherwise requires the application of resources that

U.S. Securities and Exchange Commission
January 6, 2010

unacceptably constrains our liquidity, we may be unable to refinance maturing loans on acceptable or reasonable terms.  Under current circumstances, there can be no assurance that the financial markets and credit availability will improve or stabilize and, thereby, enable us to refinance or extend maturing debt on acceptable terms.  If we are unable to refinance existing debt on acceptable terms or obtain appropriate extensions of maturing debt, the relevant loans could default, in which case the lenders may foreclose on the hotels mortgaged as security for the repayment of those loans.  Although our secured debt is generally non-recourse to FelCor, loan defaults could adversely affect our credit ratings and our ability to borrow funds in the future.  If our ability to borrow funds in the future is impaired, our liquidity and our corresponding ability to reinvest in our hotels and pursue growth through acquisitions, while maintaining targeted overall leverage, (which we believe helps us achieve desired overall returns for our stockholders) could be constrained.

We will provide similar disclosure in our future filings, to the extent material under the circumstances at the time.

•
The current global recession has had an adverse effect on our revenue available per room…, page 9 – Please describe in greater detail the actual adverse effects on RevPAR, Hotel EBITDA margins, and results of operations.  Alternatively, provide a cross-reference to such disclosure.

While RevPAR at our hotels increased 1.0% for the calendar year ended December 31, 2008 compared to the same period in 2007, our RevPAR began to weaken in the third quarter of 2008 and declined 8.5% in the fourth quarter of 2008, compared to the same period in 2007.  RevPAR has continued to decline through 2009, reflecting declines in both average daily rate, or ADR, and occupancy.  We expect continued downward pressure on ADR until demand increases, particularly within certain business segments (notably, transient business and group business).  In the meantime, non-business travelers benefit from the shift in pricing power and are occupying some of the rooms previously taken by higher-rate paying business travelers.  As a consequence, our occupancy is declining slower than ADR, which has the potential to shrink Hotel EBITDA margins and negatively affect our results of operations unless we are able to reduce costs to mitigate that effect.  Because we are a REIT and do not manage our hotels directly, we rely on third-party managers to drive both revenue and contain costs, and while we make every effort to work with our managers to maximize cost containment and improve revenue, there can be no assurance that these efforts will be successful or otherwise mitigate declining RevPAR, Hotel EBITDA margins or results of operations.

We will provide similar disclosure in our future filings, to the extent material under the circumstances at the time.

Management Agreements, page 26

2.
Please tell us whether the chart on page 27 of management fees paid during 2006, 2007, and 2008 includes the incentive management fees, which you describe on page 26, and make this clarification in future filings.  If the management fees do include incentive fees, indicate, by footnote or otherwise, the amount of such incentive fees.  Similarly, in the chart on page 28, please clarify whether the license fees paid over the past three years also include the 3.5% - 4% fee for marketing and reservation system contributions.  If so, please clarify in future filings what portion of the fee was for this purpose.  If not, please disclose the fee amounts separately.

 U.S. Securities and Exchange Commission
 January 6, 2010

Management fees paid (as represented in the chart on page 27) include incentive management fees of $4.7 million, $5.5 million and $6.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In addition to license fees (as represented in the chart on page 28) we are required to pay marketing and reservation system contributions for the system-wide benefit of Embassy Suites Hotels.  We paid marketing and reservation system contributions aggregating $17.4 million, $17.0 million and $16.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

We will expand our discussion in future filings to include similar detail.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

3.
In future filings, please expand your MD&A discussion to discuss the trends you describe on page 4 relating to supply growth and the “negative trends” that began to emerge during the second quarter of the year.  Alternatively, tell us why you believe these are not material trends.  Refer to Item 303(a)(3)(ii) of Regulation S-K.

We will consider industry trends (such as described on page 4) in future filings and determine if they should be discussed in our MD&A, including the impact on our revenues and results of operations, to the extent material at that time.

Liquidity and Capital Resources, page 45

4.	In future filings, please disclose the material terms, including the interest rate, of your $200 million term loan.

We disclosed all the material terms of this loan in subsequent filings. For our disclosure of such terms please see our Current Report on Form 8-K dated June 12, 2009 (filed June 15, 2009) and our Quarterly Report on Form 10-Q, including exhibits 10.1 through 10.5, dated June 30, 2009 (filed August 6, 2009).

Financial Statements

Consolidated Statements of Cash Flows, page F-62

5.
Please tell us and disclose your policy for determining the character of distributions from unconsolidated entities as being either cash flows from operating activities or cash flows from investing activities.

We track inception-to-date contributions, distributions and earnings for each of our unconsolidated investments.  We determine the character of cash distributions from our unconsolidated investments for purposes of our consolidated statements of cash flows as follows:

•	Cash distributions up to the aggregate historical earnings of the unconsolidated entity are recorded as an operating activity (i.e. a distribution of earnings); and

 U.S. Securities and Exchange Commission
 January 6, 2010

•	Cash distributions in excess of aggregate historical earnings are recorded as an investing activity (i.e. a distribution of contributed capital).

We will disclose this policy in future filings.

2.  Summary of Significant Accounting Policies

Principles of Consolidation, page 64

6.
Please clarify your basis for consolidating 13 of the 17 hotels in which you had a 50% ownership interest at December 31, 2008.  Within your response, please tell us the specific reason for not consolidating the remaining 4 hotels which you possess a 50% ownership.

We analyzed each of our less than wholly owned subsidiaries and determined that they did not meet the definition of variable interest entities (as defined in ASC 810-10-15-14).  We have also considered the provisions of ASC 810-20-25 with regard to our 50%-owned subsidiaries, and to the extent these entities have general partnership interests, we share those equally with our partners (additionally, neither partner has substantive kick-out rights or participating rights that are superior to the other partner).  For those less than wholly-owned subsidiaries, which we consolidate, we own a majority of the general partnership interest (for limited partnerships) or the voting interest (for limited liability companies).  As such, we follow the voting interest model in our consolidation policy and consolidate entities that we have greater than 50% ownership interests and report entities that we have 50% or less ownership interests under the equity method.

At December 31, 2008, 88 of the 89 hotels in which we had ownership interests, were leased to operating lessees, and one 50%-owned hotel was operated without a lease.  We held greater than 50% ownership interests and had direct or indirect controlling interests in the lessees of 85 of the 88 hotels.  Because we owned controlling interests in these lessees (including 13 of the 17 hotels in which we had a 50% ownership interest), we consolidated our lessee interests in these hotels (we refer to these 85 hotels as our Consolidated Hotels).  Of our Consolidated Hotels, we owned 50% of the real estate interests in each of 13 hotels (we accounted for the ownership in our real estate interests of these hotels by the equity method) and more than 50% of the real estate interests in each of remaining 72 hotels (we consolidate our real estate interest in these hotels).  We also owned 50% of the real estate interests in each of four hotels that were either leased to lessees that we owned 50% interests (our lessee interests in these hotels are not consolidated because we do not have controlling interests) or operated without a lease.

Our hotel lessees record the income and expenses associated with the operation of the hotels and rent expense.  Our hotel lessors record the ownership expenses associated with the ownership of hotels and rent income.  In the case of lessees and lessors that we owned greater than 50% interests (72 hotels) the rent expense and rent income eliminate in consolidation.  However, in the case of the 13 hotels that we owned greater than 50% of the lessees but owned 50% interests in the lessor, we consolidate the hotel operating income and expenses (including rent expense), but our unconsolidated 50%-owned entities record the ownership expenses and rent income (we record this through equity in income (loss) from unconsolidated entities).

We will expand the discussion of our ownership interests in our hotel lessees in future filings.

U.S. Securities and Exchange Commission
January 6, 2010

*      *      *      *

We acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the staff have any questions concerning the above responses or desire further information or clarification in connection therewith, he or she should contact me at 972-444-4936.

Sincerely,

/s/Lester C. Johnson

Lester C. Johnson
Senior Vice President
Chief Accounting Officer

cc:           Andrew J. Welch, Chief Financial Officer, FelCor Lodging Trust Incorporated
Jonathan H. Yellen, General Counsel, FelCor Lodging Trust Incorporated
Robert W. Dockery, Akin Gump Strauss Hauer & Feld L.L.P.